COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

The following table sets forth the ratio of earnings to fixed charges of the Company for the year ended December 31, 2002, the twelve-months ended November 30, 2001, the ten months ended December 31, 2001 and 2000, and for the three fiscal years ended February 28 (29), 2001, 2000 and 1999 computed by dividing net fixed charges (interest expense on all debt plus the interest element (one-third) of operating leases) into earnings (income before income taxes and fixed charges).

                                        (Unaudited)
                                           Twelve                      (Unaudited)
                             Year          Months      Ten Months      Ten Months
                             Ended         Ended           Ended          Ended
                           December       November       December       December            Year Ended February 28(29)
                                                                                     ------------------------------------------
                           31, 2002       30, 2001       31, 2001       31, 2000          2001           2000         1999
                         -------------- -------------  -------------- -------------- --------------- ------------- ------------
Net earnings                 $841,779      $537,541       $486,006       $271,685       $374,153         $410,243      $385,401
Income tax expense            501,244       318,086        302,613        153,200        211,882          220,955       246,404
Interest expenses           1,461,066     1,710,328      1,474,719      1,076,432      1,330,724          904,713       962,302
Interest portion of
rental expense                 26,671        18,963         16,201         14,706         17,745           19,080        14,898
                         -------------- -------------  ----------------------------- --------------- ------------- ------------

Earnings available to
cover fixed charges        $2,830,760    $2,584,918    $2,279,539      $1,516,023    $1,934,504        $1,554,991    $1,609,005
                         ============== =============  ============== ============== =============== ============= ============

Fixed charges
  Interest expenses        $1,461,066    $1,710,328     $1,474,719     $1,076,432     $1,330,724         $904,713      $962,302
  Interest portion of
    rental expense             26,671        18,963         16,201         14,706         17,745           19,080        14,898
                         -------------- -------------  -------------- -------------- --------------- ------------- ------------

    Total fixed charges    $1,487,737    $1,729,291     $1,490,920     $1,091,138     $1,348,469         $923,793      $977,200
                         ============== =============  ============== ============== =============== ============= ============

Ratio of earnings to
  fixed charges               1.90           1.49           1.53           1.39           1.43            1.68          1.65
                         ============== =============  ============== ============== =============== ============= ============